

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2016

Via E-mail
Mr. Zixin Shao
Chief Financial Officer
China Nepstar Chain Drugstore Ltd.
25F, Neptunus Yinhe Keji Building
No.1, Kejizhong 3rd Road
Nanshan District, Shenzhen
Guangdong Province 518057
People's Republic of China

> **Re: China Nepstar Chain Drugstore Ltd.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed April 21, 2016 by China Nepstar Chain Drugstore Ltd., Mr. Simin**
> **Zhang et al.**
> **File No. 005-83664**

Dear Mr. Shao:

We have reviewed your filing and have the following comments.

General

1.   We note your response to prior comment 1. Without commenting on the analysis or conclusions set forth in the response, please disclose that Mr. Zhang's affiliate's purchase of 50 million shares in July 2015 was not done with a purpose of producing, either directly or indirectly, the effects described in paragraph (a)(3)(ii) of Rule 13e-3. Please also disclose that, in the appropriate filing person's view, the purchase did not have a reasonable likelihood of producing those effects, and disclose the basis for that view.

Certain Financial Projections, page 36

2.   We note your response to prior comment 7. Given that Houlihan Lokey used EBITDA in it analyses, please disclose the EBIDTA figures in the disclosure document.

3.   We note your response to prior comment 8. All financial projections prepared by or on behalf of the subject company that are materially related to a Rule 13e-3 transaction must be disclosed to security holders, whether or not used in financial analyses. Please disclose the second set of projections in the book, or the material differences between that set of projections and the set that already appears in the book.

<u>Opinion of the Special Committee's Financial Advisor, page 37</u>

4.   We note your responses to prior comments 12 and 13. Despite statements made in the response, the implied premiums sections in both board books appear to represent analyses, concluding that the offer price is below the mean and medium of the measures presented. Please advise as to why these elements of the report are not summarized in the disclosure document, or revise your document to include them. See Item 1015(b)(6) of Regulation M-A.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Stephanie Tang, Esq.
        Shearman & Sterling LLP